06014384

Morgan

The Morgan Crucible Company plc

12th June 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:38 12-Jun-06
Number	4294E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 12th June 2006 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had acquired 500,000 Ordinary shares in the capital of the Company at an average price of £2.320763 per share to satisfy future obligations arising from provisional share awards made under The Morgan Crucible Long Term Incentive Plan 2004 and share options granted under The Morgan Crucible Executive Share Option Scheme 2004.

Following this purchase, the Trust holds a total of 7,220,080 Ordinary shares representing 2.461% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors Warren Decatur Knowlton, Mark Robertshaw, and Mark Lejman and these directors are accordingly deemed to be beneficially interested in all of such shares held by the Trust.

END

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Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

9th June 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:56 09-Jun-06
Number	3512E

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2006
WASH. D.C.
209

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AEGON UK plc Group of Companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Citibank Nominees Limited 12,720,723

5) Number of shares/amount of stock acquired:
1,415,286

6) Percentage of issued class:
0.482

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
6/06/06

11) Date company informed:
Faxed letter dated 8/6/06 received 8/6/06

12) Total holding following this notification:
12,720,723 shares

13) Total percentage holding of issued class following this notification:
4.336%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
9th June 2006

END

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Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:55 09-Jun-06
Number	3715E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2006
WASH. D.C.
209

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: non- beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Schroder Nominees Limited 3,134,589 shares; Brown Brothers Harriman 1,492 shares;Banque Internationale a Luxembourg 246,400 shares; Chase Manhattan Bank 699,600 shares; Chase Nominees Limited 8,483,040 shares; Chase Nominees Limited a/c 03886 693,900 shares; CitiBank 1,855,956 shares; Investors Tst & Custodial Services 200,000 shares; Mellon Nominees (UK) Limited 2,320,200 shares; Nortrust Nominees Limited 6,029,993 shares; State Street Bank and Trust Co 312,535 shares; State Street Nominees Limited 9,350,579 shares; State Street Nominees Limited a/c 5H57 1,076,329 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 9/6/06

12) Total holding following this notification:
34,404,613 shares

13) Total percentage holding of issued class following this notification:
11.726%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
9th June 2006

END

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